Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 17 DATED JANUARY 6, 2020

TO THE PROSPECTUS DATED APRIL 16, 2019

We are providing this Supplement to you in order to supplement our prospectus dated April 16, 2019 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares. The purpose of this supplement is to update information about our portfolio, disclose information about a recent co-investment acquisition, and update our security ownership.

Our Portfolio – Update for Co-Investment

The following disclosure supplements the Prospectus by amending and restating the first paragraph entitled “Overview” under the subsection “Milton” in the section “Our Portfolio” which first appears on page 90 of the Prospectus.

Overview. On November 21, 2019, the Company, through our wholly-owned subsidiaries, Milton Strategic Capital EquityCo, LLC and Milton Strategic Capital DebtCo, LLC, made a co-investment in Milton Industries, Inc. (“Milton”) of $10.0 million. The Company’s co-investment is comprised of an approximately $6.6 million common equity investment and a debt investment of approximately $3.4 million in senior secured subordinated notes. The Company’s equity investment represents approximately 13.28% of the total ownership of Milton. The co-investment is alongside a debt and equity investment from the LLCP Lower Middle Market Fund, L.P. (“LMM Fund”), an institutional fund and affiliate of the Sub-Manager. The remainder of the common equity of Milton is owned by members of the Milton executive management team.

New Co-Investment Acquisition

The following disclosure supplements the Prospectus by adding a new subsection entitled “Resolution Economics” under the section “Our Portfolio” which first appears on page 90 of the Prospectus.

Resolution Economics

Overview. On January 2, 2020, CNL Strategic Capital, LLC (the “Company”), through its wholly-owned subsidiaries, RE Strategic Capital EquityCo, LLC and RE Strategic Capital DebtCo, LLC, made a co-investment in Resolution Economics, LLC (“ResEcon”) of $10.0 million. The Company’s co-investment in ResEcon is comprised of an approximately $7.2 million common equity investment and a debt investment of approximately $2.8 million in senior secured subordinated notes. The Company’s equity investment represents approximately 8% of the total ownership of ResEcon. The co-investment is alongside a debt and equity investment from the LMM Fund. The remainder of the common equity of ResEcon is owned by members of the ResEcon executive management team.

Company Overview. Established in 1998, ResEcon is a leading specialty consulting firm that provides services to leading law firms and corporations in labor & employment and commercial litigation matters. ResEcon provides economic and statistical analysis as well as expert testimony services in class action, multi-plaintiff and single-plaintiff matters alleging wrongful employment practices and focuses on discrimination in the recruitment and hiring, promotion, pay, termination and other employment practices on the basis of age, race, gender, national origin, ethnicity and other protected classes. ResEcon also focuses on providing consulting and expert testimony services in matters alleging wage and hour employment law violations. ResEcon has offices in Los Angeles, New York, Chicago and Washington, D.C.

In providing its services, ResEcon relies upon client data, complex proprietary statistical modeling, and over 20 years of experience with labor & employment law and commercial litigation. ResEcon employs a highly technical workforce, and as of December 31, 2019, included 14 professionals with PhDs, 23 professionals with master's degrees, over 70 software for statistical analysis (SAS) programmers, and 17 professionals who have served as expert witnesses. ResEcon’s clients include a large number of the top 100 law firms and Fortune 500 companies, as well as government entities. ResEcon also serves a variety of industries, with the consumer and retail, hospitality, transportation, and technology industries constituting the largest.

We believe that the U.S. market for consulting services for labor & employment law litigation has potential for continued growth due to an increase in labor & employment filings, increased adoption of economic consultants, and the increasing complexity of cases due to the proliferation of data and technology. Accordingly, we believe these trends, coupled with recent social movements (pay equity, equal pay for equal work, #MeToo, etc.), will continue to support the increasing demand for the types of services ResEcon provides.

Investment Highlights. ResEcon’s total revenue has grown at a compound annual growth rate in excess of 20% from 2014 to September 30, 2019. We note that ResEcon has been involved with or cited in several landmark cases and believe that ResEcon has created a sought after brand supporting a favorable outlook for potential continued growth. We also believe ResEcon’s focus on labor & employment litigation consulting services positions its business to be less correlated to overall economic cycles. We believe that ResEcon’s ability to attract and retain its clients is a key factor for ResEcon’s success. For example, during 2018, ResEcon handled approximately 500 unique matters, with no matter accounting for more than 6.5% of revenue. We believe that ResEcon has an attractive financial profile, with strong margins, limited capital expenditure requirements and modest working capital needs.

Growth Opportunities. We believe that the following are key growth opportunities for ResEcon: (i) geographic expansion to new U.S. metropolitan areas and internationally, (ii) expansion of consulting and advisory services to new areas of expertise beyond labor & employment, (iii) expansion of advisory and consulting services to new and existing clients, (iv) recruitment of senior lateral hires and (v) strategic acquisitions.

Security Ownership

The following disclosure supersedes and replaces the section “Security Ownership,” which appears on page 129 of the Prospectus.

SECURITY OWNERSHIP

The following table sets forth, as of the date of this offering memorandum, information with respect to the beneficial ownership of our shares by:

•	each person known to us to beneficially own more than 5% of any class the outstanding shares;
•	each of our directors and named executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares subject to options that are currently exercisable or exercisable within 60 days of this offering. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power, based upon the information furnished to us by such shareholders, directors and officers.

Name and Address(1)	Number of Shares Beneficially Owned	Percentage of all Shares(2)
James M. Seneff, Jr.	468,489 (3)(4)	8.14%
Arthur E. Levine	100,000(4)(5)	1.74%
Mark D. Linsz	2,112 (4)	*
Benjamin A. Posen	2,000(4)	*
Robert J. Woody	4,276 (4)	*
Chirag J. Bhavsar	16,179 (4)	*
Tammy J. Tipton	2,130 (4)	*
Brett A. Schlemovitz	8,276(4)	*
All officers and directors as a group (8 persons)	603,462(4)	10.48%

*	Represents beneficial ownership of less than 1%
(1)	Unless otherwise indicated, the address of each beneficial owner is c/o CNL Strategic Capital, LLC, 450 South Orange Avenue, Suite 1400, Orlando, FL 32801-3336.
(2)	Based on a total of 5,757,267 shares outstanding as of December 27, 2019.
(3)	Represents 88,489 Class FA shares held of record by the Manager, CNL Strategic Capital Management, LLC, an indirect subsidiary of CNL Financial Group, LLC, which is indirectly wholly owned by Mr. Seneff. Also represents 380,000 Class FA shares held of record by CNL Strategic Capital Investment, LLC, which is indirectly controlled by Mr. Seneff.
(4)	Represents Class FA shares purchased in the 2018 private offering, the Class FA Private Offering, and the Follow-On Class FA Private Offering.

(5)	Represents 100,000 Class FA shares held of record by the Leichtman-Levine Living Trust, an affiliate of the Sub-Manager, of which Mr. Levine is an indirect beneficial owner.